

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2019

Asa Abeliovich
President and Chief Executive Officer
Prevail Therapeutics Inc.
430 East 29th Street, Suite 940
New York, NY 10016

Re: **Prevail Therapeutics Inc.**
        Form S-1
        Exhibit Nos. 10.1 and 10.2
        Filed May 24, 2019
        File No. 333-231754

Dear Mr. Abeliovich:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                                  Sincerely,

                                              Division of Corporation Finance